Exhibit 99.1

Foresight Successfully Completes a Pilot Project with One of China’s Top Three Largest Car Manufacturers

NESS ZIONA, Israel, September 11, 2017 – Foresight Autonomous Holdings Ltd., a leading developer of Advanced Driver Assistance Systems (NASDAQ and TASE: FRSX), announced today that following its announcement about an agreement with one of China’s top three largest car manufacturers for a pilot project to test its Eyes-OnTM advanced driver assistance system, the company has successfully completed the project and met the pre-defined requirements and criteria set for its success.

Eyes-OnTM was tested in controlled and uncontrolled environments, in varying speeds and against both predefined and incidental targets.

The parties have agreed to examine possible directions for commercial cooperation over the next few months.

About Foresight

Foresight (and NASDAQ and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of Advanced Driver Assistance Systems (ADAS) based on 3D video analysis, advanced algorithms for image processing and artificial intelligence. The company, through its wholly owned subsidiary, develops advanced systems for accident prevention, which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to alert drivers to threats that might cause accidents, resulting from traffic violations, driver fatigue or lack of concentration, etc., and to enable highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company estimates that its systems will revolutionize ADAS by providing an automotive grade, cost-effective platform, and advanced technology.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, when Foresight describes that the parties will examine possible directions for commercial cooperation over the next few months, it is using forward-looking statements. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s registration statement on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on June 1, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com